June 30, 2025

Stephen T. Hamborg
President
John Deere Receivables LLC
P.O. Box 5328
Madison, Wisconsin 53705-0328

       Re: John Deere Receivables LLC
           Registration Statement on Form SF-3
           Filed June 4, 2025
           File No. 333-287776
Dear Stephen T. Hamborg:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.

Risk Factors
Risks Related to Legal and Regulatory Matters that Impact the Transaction
JDCC and its affiliates must comply with governmental laws and regulations that are subject to change and involve significant costs, page 25

2. We note your description of risks presented by certain regulatory provisions,
 June 30, 2025
Page 2

       including a discussion of "ongoing rulemaking" by federal regulatory agencies to implement provisions of the Dodd-Frank Act and your statement that the "full impact of the Dodd-Frank Act... will not be known until such rulemaking has been completed and implemented." We also note, however, that, as of the adoption and implementation of Securities Act Rule 192 addressing conflicts of interest in certain
       securitizations, the applicable Dodd-Frank Act rules have all been adopted and implemented. Please revise your disclosure to reflect the current status of these rules and describe the specific risks presented by them.
The Depositor, The Sponsor and Servicer
John Deere Receivables LLC, page 33

3. We note your bracketed disclosure for the "Eligible Vertical Interest Option" that the sponsor intends to satisfy its risk retention obligation under Regulation RR by causing the depositor to retain an eligible vertical interest in the form of [ ]% of each class of notes. Please revise as necessary to clarify that any retained vertical interest will equal at least 5%, consistent with the descriptions of the "Combination Vertical and
       Horizontal Interest Option" and the "Eligible Horizontal Residual Interest Option."
Description of the Transfer and Servicing Agreements , page 80

4. We note your statements here and elsewhere throughout the prospectus that certain disclosure included in the prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the applicable transaction documents. As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.
Underwriting, page 109

5. We note your disclosure on page 110 that the underwriters may create a short position in the offered notes or may reduce that short position by purchasing the offered notes in the open market. We also note the disclaimer that neither the depositor nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued
       without notice. Please explain how this disclosure is consistent with Securities Act
       Rule 192 or revise the disclosure to qualify it as subject to applicable law, including Rule 192.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 June 30, 2025
Page 3

       Please contact Komul Chaudhry at 202-551-4746 or Arthur Sandel at 202-551-3262
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Structured
Finance